FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, August 21, 2012

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

RE: SIGNIFICANT EVENT

Dear Sir,

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers thus bestowed upon me,  I hereby inform you of the following significant event:

At an extraordinary meeting held today, the Board of Directors of Empresa Nacional de Electricidad S.A. (Endesa Chile) approved a related party operation pursuant to Title XVI of the Companies Act, consisting of the execution of a settlement agreement with Inversiones Tricahue S.A. (Tricahue) and other minority shareholders of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A. (Pehuenche), in the context of arbitration proceedings under the energy and power contract dated November 19, 2007, between Endesa Chile and Pehuenche.  The settlement agreement voluntarily dismisses the claims and criminal charges filed by Tricahue and other Pehuenche minority shareholders, and avoids potential lawsuits from Pehuenche minority shareholders against the companies that executed the aforementioned contract.

As a consequence of this agreement, the Board of Endesa Chile agreed today to propose to its subsidiary Pehuenche the rescindment of the referenced energy and power contract, and the subscription of a new contract with the following features:

(i) The energy price will be the marginal cost of the system at the Alto Jahuel 220 Kv  node.

(ii) The power price will be the one established by the CDEC for power transfers between generation companies.

(iii) The New Contract shall take effect as of the subscription date, and will be in force until December 31, 2021.

(iv) The New Contract will comprise the same amount of energy and power in the original contract.

Santa Rosa 76 – Teléfono (56-2) 630 9000 – Casilla 1392 Correo Central – Fax (56-2) 6353938     (56-2) 6354720 – Santiago de Chile

Consequently, Pehuenche, acting  through its relevant corporate bodies, must opine on this proposal, for which  the settlement agreement calls for a Pehuenche extraordinary shareholders’ meeting pronouncement on the rescindment of the agreement of the current contract and the subscription of the new contract.  Under the agreement, Endesa Chile and Tricahue undertake to vote in favor of the execution of the new contract in the aforementioned shareholders meeting to be held at a date to be determined by the Pehuenche Board of Directors.

The Settlement Agreement also considers the payment by Endesa Chile to its subsidiary Pehuenche of a contractual calculated price difference arising in 2007,  which will enable Pehuenche to pay out an interim dividend, at the appropriate time, charged against the payment to be made, to all of Pehuenche’s shareholders. The amount to be distributed as an interim dividend for all minority shareholders in the aggregate, representing 7.35% of Pehuenche, is estimated at approximately US$ 28 million.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 630 9000 – Casilla 1392 Correo Central – Fax (56-2) 6353938     (56-2) 6354720 – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: August 21, 2012